UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧  Form 40-F ☐

Introductory Note
On September 22, 2022, the Grand Court of the Cayman Islands (the “Court”) issued an order appointing Margot MacInnis and John Royle of Grant Thornton Specialist Services (Cayman) Limited, and Chow Tsz Nga Georgia of Grant Thornton Recovery & Reorganisation Limited, as joint provisional liquidators (the “JPLs”) of Global Cord Blood Corporation (the “Company”) pursuant to Section 104(2) of the Companies Act (as amended) of the Cayman Islands.
Global Cord Blood Corporation JPLs’ Twelfth Report
On June 2, 2025, the JPLs furnished their twelfth report (the “Twelfth Report”) to the Court. Previous reports were furnished on October 21, 2022, December 1, 2022, March 1, 2023, June 1, 2023, September 1, 2023, December 1, 2023, March 8, 2024, June 3, 2024, September 2, 2024, December 2, 2024 and March 3, 2025. A copy of the Twelfth Report is available on the Company's website: https://ir.globalcordbloodcorporation.com/static-files/GCBC_June_2025.pdf as well as on the GT Creditor Update Page:

https://www.doanegrantthornton.ca/service/advisory/creditor-updates/#Global-Cord-Blood-Corporation
Communication Respecting Summons for Court Approval of JPL Remuneration
On June 3, 2025, the JPLs provided a communication to the Company’s shareholders with respect to a Summons filed on May 28, 2025, seeking court approval of the JPLs’ remuneration and disbursements for the period October 1, 2023 to September 30, 2024. The communication attached a copy of the Summons.  A copy of such communication, including the attachment, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	June 3, 2025 Letter to Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ John Royle
Name:	John Royle
Title:	Joint Provisional Liquidator by Order of the Grand Court of the Cayman Islands

Dated: June 3, 2025